

Aaron Sandeen · 2nd

CEO and Co-Founder at CSW – Cyber Security Works

Talks about #cloud, #security, #innovation, #leadership, and #technology

Phoenix, Arizona, United States · Contact info

6,422 followers · 500+ connections

 2 mutual connections: Charlie Rivas and Andrew Ryan

CSW CSW - Cyber Security Works

DeVry University Phoenix

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Activity
6,422 followers   + Follow

Aaron Sandeen posted this · 1mo

This is for all my Healthcare Friends out there! Hackers are targeting specific vulnerabilities that may impact you!
...show more

How security vulnerabilities pose risks for healthcare organizations
techrepublic.com · 3 min read

❤️🔵 14   1 comment

Aaron Sandeen posted this · 1mo

Thanks Tyler Gallagher for a fantastic conversation about –
5 Things Every American Business Leader Should Do To Shield Themselves From A Cyberattack   ...show more

Cyber Defense: Aaron Sandeen Of Cyber Security Works On The 5 Things Every American Busin...
medium.com · 6 min read

❤️👏😊 137   9 comments

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About

July 1, 2021 we merged Zuggand into Cyber Security Works (CSW). I'm excited about the value our customers will get from CSW and Zuggand coming together! Leaders need actionable security insights at every layer of their IT operations. We are now perfectly positioned to help them continuously improve their security posture no matter where their infrastructure or applications reside! By bringing together CSW's cybersecurity experience ...see more

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Experience

CSW **CEO and Co-Founder**
CSW - Cyber Security Works · Full-time
Jul 2021 - Present · 1 yr 2 mos
Greater Phoenix Area

Cyber Security Works (CSW) helps leaders proactively increase their resilience against ever-evolving security threats on-prem and in the cloud. We provide intelligent and actionable security insig ...see more

CEO & Co-Founder
Zuggand, Inc.
Jan 2015 - Present · 7 yrs 8 mos
Chandler, AZ

Zuggand is an AWS Advanced Tier partner focused on helping leaders accelerate cloud adoption!

GCU **Technical Advisory Board Member**
Grand Canyon University
Jan 2020 - Present · 2 yrs 8 mos
Phoenix, Arizona, United States

Proud member of GCU's Technical Advisory Board! It's so exciting to see first hand GCU's innovative and adaptive approach to ensure their students are getting applicable skills and hands on experie ...see more

Chief Growth Officer
Rocket My Brand
May 2018 - Jul 2021 · 3 yrs 3 mos
Chandler, AZ

We are obsessed with helping business leaders Accelerate Profitable Growth! We help leaders prioritize investments, build assets and grow their brands exponentially. We have created a leadership ...see more

ARIZONA **State of Arizona**
4 yrs 1 mo

• **State CIO & Deputy Director**
Jul 2011 - Jan 2015 · 3 yrs 7 mos
Phoenix, Arizona Area

Arizona Department of Administration – Arizona Strategic Enterprise Technology Office (ADOA-ASET)
...see more

2013 Arizona Strategic IT Plan
Strategic IT plan for Arizona – 2013.

• **State CIO & Director**



Mar 2011 - Jun 2011 · 4 mos
Phoenix, AZ

State CIO & Director, Arizona Government Information Technology Agency (GITA)

Deputy CIO
Jan 2011 - Mar 2011 · 3 mos

Show all 17 experiences →

Education



DeVry University
Bachelor of Science, Business Operations
1991 - 1994
Activities and societies: Sand Volley Ball, Mortal Kombat, Street Fighter

Master level Street Fighter (Vega) and Mortal Kombat (Raiden) artist.
Co-ed sand volleyball aficionado.   ...see more

Skills

Leadership

 Endorsed by Suzan Tasvibi-Tanha and 5 others who are highly skilled at this

 Endorsed by 2 colleagues at CSW - Cyber Security Works

 99+ endorsements

Strategy

 Endorsed by Mark Dallmeier and 4 others who are highly skilled at this

 Endorsed by 2 colleagues at CSW - Cyber Security Works

 99+ endorsements

Management

 Endorsed by Bill Hagan and 1 other who is highly skilled at this

 Endorsed by 3 colleagues at CSW - Cyber Security Works

 99+ endorsements

Show all 48 skills →

Recommendations

Received   Given



Jennifer Tweedy · 3rd
Executive Director, Governance at Arizona State University
February 8, 2018, Jennifer worked with Aaron but they were at different companies

Aaron is an enviable blend of vision, strategic thinking, technical know-how and passion for his craft. It's hard to be around him without walking away a bit smarter and more inspired. He is a natural communicator and brings an infectious energy to a team and an endeavor. I always look forward to an opportunity to collaborate with Aaron!



Doanh Bui · 3rd
CIO at ADOT
December 18, 2014, Doanh worked with Aaron but on different teams

I am the Arizona Department of Transportation (ADOT) CTO, then CIO and have worked with Aaron during his tenure as Arizona State CIO and Deputy Director at the Department of Administration (ADOA). As an IT Executive, Aaron has great vision and sound strategic thinking, using Business Value to drive IT Innovation. He sets the right stage for transformation of state government with technology; a ...see more



Michael Sherman · 3rd
Executive Director at Sun Corridor Network
November 19, 2014, Michael reported directly to Aaron

Aaron is an energetic, charismatic and inspirational leader. I am impressed with his ability to simultaneously think strategically as well as tactically. He has a voracious intellectual curiosity and constantly challenges members of his team – at all levels – to engage in "lifelong learning". Given his stature as the Arizona State CIO, he often has to make difficult decisions, but he does so with ...see more

Show all 8 received →

Publications

Why APIs Are Agents of Change for Digitalization
CIO Insight · Nov 19, 2015

(Show publication ↗)

APIs have captured the imagination of enterprises as an agent of change. But the most important agent of change will be you as the CIO. Technology is important, but it truly is all about the customer experience. There ...see more

Are CIOs Ready to Mine the API Gold Rush?
CIO Insight · Nov 5, 2015

(Show publication ↗)

APIs are the new gold rush. And just like the California gold rush 166 years ago, there will be winners and losers. Fortunately, unlike that earlier push, luck isn't a big part of the equation. Instead, CIOs who implement ...see more

Other authors



Projects

Arizona Enterprise Services Platform (AESP) - Platform as a Service (PaaS)
Aug 2014 - Present

 Associated with State of Arizona

Show project 🗗

Arizona's first-ever, enterprise services platform just went live. First step in delivering effective services to all
Arizonans a new way.   ...see more

Other creators

 +10

Ballyhoo! (Intranet Program)
Jun 2014 - Present

 Associated with State of Arizona

Ballyhoo! (defined: praise or publicize extravagantly) is a innovative and sustainable program designed to
increase collaboration within the Arizona Department of Administration. Our old site was ugly, hard to   ...see more

Other creators

 +1

Languages

English

Causes

Economic Empowerment · Education · Science and Technology

Interests

Influencers   Companies   Groups   Schools

Mickey Mikitani in · 3rd CEO, Rakuten Group, Inc. 1,278,887 followers	**Dharmesh Shah** in · 2nd Founder and CTO at HubSpot 1,036,040 followers

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